SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 10)

                              Engelhard Corporation
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    292845104
                                 (CUSIP Number)


                                    N. Jordan
                                    Secretary
                                     Minorco
                                Boite Postale 185
                             L-2011 Luxembourg City
                                   Luxembourg
                           Telephone: 011-352-404-1101


                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  May 21, 1999
             (Date of Event which Requires Filing of this Statement)

                            ------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

MINORCO


(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).


(6)      Citizenship or Place of Organization      Luxembourg


Number of         (7)   Sole Voting Power By Subsidiary 0 Common Shares
Shares
Beneficially      (8)   Shared Voting Power
Owned by
Each              (9)   Sole Dispositive Power By Subsidiary 0 Common
Reporting               Shares
Person With      (10)   Shared Dispositive Power

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         0 Common Shares

(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11)      0.0%

(14)     Type of Reporting Person (See Instructions)    CO

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person



(2       Check the Appropriate Box if a Member of a Group (See Instructions)

|_|      (a)

|_|      (b)


(3)      SEC Use Only


(4)      Source of Funds (See Instructions)

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e).

(6)      Citizenship or Place of Organization  Luxembourg


Number of           (7)     Sole Voting Power 0 Common Shares
Shares
Beneficially        (8)     Shared Voting Power
Owned by
Each                (9)     Sole Dispositive Power 0 Common Shares
Reporting
Person With        (10)     Shared Dispositive Power

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         0 Common Shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)     Percent of Class Represented by Amount in Row (11) 0.0%

(14)     Type of Reporting Person (See Instructions)   CO

Item 1.  Security and Issuer.

                  This Amendment No. 10 to the Schedule 13D, dated June 8, 1981, of Minerals and Resources Corporation (as amended by Amendments Nos. #1 through 9, the "Schedule 13D"), is filed to reflect information required pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Act"), relating to shares of Common Stock, $1.00 par value, of Engelhard Corporation, whose address is 100 Wood Avenue, Iselin, New Jersey 08830 ("EC").

Item 4.  Purpose of Transaction.

                  Item 4 of the Schedule 13D is hereby amended by adding the following two paragraphs:

                  "EC and Minorco have announced that they have completed their repurchase and secondary offering of 45,943,494 shares of EC common stock.

                  Pursuant to the Stock Purchase and Registration Rights Agreement between EC and Minorco and dated as of March 2, 1999, EC agreed to purchase from Minorco certain shares of common stock of EC held by Minorco and arrange for an underwritten secondary offering of the remaining shares of common stock of EC held by Minorco. On May 21, 1999 EC purchased from Minorco 17,943,494 shares of EC common stock at a price equal to $18.72 per share and 28,000,000 shares were sold by Minorco to an underwriting syndicate led by Morgan Stanley Dean Witter, JP Morgan & Co. and Lazard Freres & Co. LLC for $19.50 per share less underwriting discounts for a net price per share of $18.72. The consummation of these transactions resulted in the disposition of all of the EC common stock held by Minorco except for 11,389 shares of common stock of EC granted to executive directors of Minorco (and ceded to Minorco) on the EC board of directors. The shares were issued to them pursuant to EC's Stock Bonus Plan for Non-Employee Directors. The shares have not yet vested and will be purchased by EC for $18.72 per share if and when they vest."

Item 5.  Interest in Securities of the Issuer.

                  See Item 4 above.


Item 7.  Material to Be Filed as Exhibits.

                  Item 7 of the Schedule 13D is hereby amended to add the following exhibits:


                  EX-99      Press Release dated May 19, 1999.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     MINORCO


                                     By: /s/ Ben E. Keisler
                                         ---------------------------------
                                         Name:  Ben E. Keisler
                                         Title: Senior Vice President


                                     TAURUS INVESTMENTS S.A.


                                     By: /s/ Ben E. Keisler
                                         ---------------------------------
                                         Name:  Ben E. Keisler
                                         Title: Assistant Company Secretary


Date: May 21, 1999